Exhibit 99.1

ABN 82 010 975 612

PO Box 2403 Toowong
Queensland 4066 Australia
Telephone: + 61 7 3842 3333
Facsimile: + 61 7 3720 9624
www.progen-pharma.com

PG500 Series Presented at the AACR Annual Meeting in San Diego

Brisbane, Australia. 14 April 2008. Progen Pharmaceuticals Limited (ASX:PGL) (NASDAQ:PGLA) announced today that it had presented new data on its patented PG500 series of compounds at the annual American Association for Cancer Research (AACR) meeting being held in San Diego. The meeting brings together approximately 17,000 participants from around the world to discuss new and significant advances in the knowledge surrounding the causes, diagnosis, treatment and prevention of cancer.

The data presented shows that this series of heparan sulfate mimetic compounds have very strong inhibition of angiogenesis and metastasis and strong anti-tumor activity in some aggressive tumor models. The data firmly supports the continued preclinical development of this new series of compounds as anti-cancer agents.

PG545 has been chosen as the lead candidate for additional studies required to support an Investigational New Drug (IND) application with the US Food and Drug Administration (FDA). Dr Anand Gautam, Vice President, Drug Discovery, stated, “PG545 was selected over and above other compounds based on a comprehensive target product profile incorporating aspects such as efficacy, pharmacokinetics, toxicology and ease of manufacture.”

Depending upon the outcome of these further studies we expect to submit an IND application with the US-FDA late this calendar year, or early 2009.

About Progen: Progen Pharmaceuticals is a globally focused biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has operations in Australia and the US.

About the PG500 series: Progen has an innovative small molecule Drug Discovery team, focused on the design of semi-synthetic oligosaccharide and glycomimetic inhibitors of carbohydrate-protein interactions. The 500 series is the second product line from this research area already showing promising preclinical anti-tumor activity.

Progen Information:	Media and Investor Relations:
Linton Burns	Cindy Ingram
Progen Pharmaceuticals Limited	Progen Pharmaceuticals Limited
T: +61 7 3842 3333	T: +61 7 3842 3333
E: lintonb@progen-pharma.com	E: cindyi@progen-pharma.com

This press release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PI-166 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.